SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section
         14(d)(1) of the Securities Exchange Act of 1934
                        (Amendment No. 2)

               MCNEIL REAL ESTATE FUND XXVII, L.P.
               (Name of Subject Company [Issuer])

                 HIGH RIVER LIMITED PARTNERSHIP
                          CARL C. ICAHN
                            (Bidders)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                                        None
              (CUSIP Number of Class of Securities)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

   (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications on Behalf of Bidder)
                    Calculation of Filing Fee
-----------------------------------------------------------------
Transaction Valuation*:$ 32,026,348  Amount of filing fee: $6,406
-----------------------------------------------------------------

     * For purposes of calculating the filing fee only. This amount assumes the purchase of 5,173,885 Units of the Partnership (consisting of all outstanding Units) at $ 6.19 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 6,406
Form or Registration No.: Schedule 14D-1
Filing Party: High River Limited Partnership, Riverdale LLC and
Carl C. Icahn
Dated Filed: September 20, 1996

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                AMENDMENT NO. 2 TO SCHEDULE 14D-1

     This Amendment No. 2 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Commission on September 20, 1996 (the "Schedule 14D-1") by High River Limited Partnership, a Delaware limited partnership (the "Purchaser"), Riverdale LLC, a New York limited liability company and Carl C. Icahn (collectively, the "Reporting Persons") relating to the tender offer by the Purchaser to Purchase any and all limited partnership units (the "Units"), other than Units owned by the Purchaser, of McNeil Real Estate Fund XXVII, L.P., a Delaware limited partnership at a purchase price of $ 6.19 per Unit, net to the seller in cash, without interest, less the amount of distributions per Unit, if any, declared or made by the Partnership between August 15, 1996 and the date of payment of the Purchase Price by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 1996 (the "Offer to Purchase"), and in the related Assignment of Partnership Interest, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10.  Additional Information.

     Item 10(f) is hereby supplemented and amended as follows:

          The Related Partnerships amended their complaint in the California Federal Action to include claims arising out of the Purchaser's Offers. Among the relief sought in the Related Partnerships' amended complaint is declaratory and injunctive relief against the Purchaser Defendants seeking, among other things, to enjoin the Offers on the grounds that they violate the Related Partnerships' partnership agreements and federal securities laws and to declare that, as a result, the Related Partnerships are not required to provide the Purchaser with a current list of unitholders. The Related Partnerships' amended complaint also added as plaintiffs in the action two additional partnerships for which the Purchaser has made tender offers.

          The Purchaser Defendants filed an answer to Related the Partnerships' amended complaint in the California Federal Action denying the allegations contained therein.

          The Related Partnerships' amended complaint and the Purchaser Defendants' answer thereto are annexed as exhibits to this amendment.

Item 11.  Materials to Be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following:

(c)

Exhibit 24. Supplemental And Amended Complaint For Declaratory and Injunctive Relief filed by MCNEIL PACIFIC INVESTORS FUND 1972, MCNEIL REAL ESTATE FUND IX, LTD., MCNEIL REAL ESTATE FUND X, LTD., MCNEIL REAL ESTATE FUND XI, LTD., MCNEIL REAL ESTATE FUND XIV, LTD., MCNEIL REAL ESTATE FUND XV, LTD., MCNEIL REAL ESTATE FUND XX, L.P., MCNEIL REAL ESTATE FUND XXIV, L.P. MCNEIL REAL ESTATE FUND XXV, L.P., MCNEIL REAL ESTATE FUND XXVI, L.P. and MCNEIL REAL ESTATE FUND XXVII, L.P. (filed herewith, without exhibits).

Exhibit 25. Defendants' Answer To Supplemental And Amended Complaint for Declaratory And Injunctive Relief Filed by High River Limited Partnership, Riverdale Investors Corp., Inc. Carl C. Icahn and Unicorn Associates Corporation (filed herewith, without exhibits).

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 1996


                    HIGH RIVER LIMITED PARTNERSHIP

                    By:  Riverdale LLC, General Partner

                    and

                    RIVERDALE LLC


                    By: /s/ Robert J. Mitchell
                         Robert J. Mitchell
                    Title:  Manager, Vice President and Treasurer


                     /s/ Theodore Altman
                         Carl C. Icahn
                    By: Theodore Altman as Attorney-in-fact



             [Signature Page for Amendment No. 2 to
      McNeil Real Estate Fund XXVI, L.P. Schedule 14D-1 and
     Amendment No. 2 to McNeil Real Estate Fund XXVII, L.P.
                        Schedule 14D-1]

EXHIBIT INDEX

                                                  Page Number
                                                  -----------


Exhibit 24.    Supplemental And Amended Complaint
               For Declaratory and Injunctive
               Relief filed by MCNEIL PACIFIC
               INVESTORS FUND 1972, MCNEIL REAL
               ESTATE FUND IX, LTD., MCNEIL REAL
               ESTATE FUND X, LTD., MCNEIL REAL
               ESTATE FUND XI, LTD., MCNEIL REAL
               ESTATE FUND XIV, LTD., MCNEIL REAL
               ESTATE FUND XV, LTD., MCNEIL REAL
               ESTATE FUND XX, L.P., MCNEIL REAL
               ESTATE FUND XXIV, L.P. MCNEIL REAL
               ESTATE FUND XXV, L.P., MCNEIL REAL
               ESTATE FUND XXVI, L.P. and MCNEIL
               REAL ESTATE FUND XXVII, L.P.

Exhibit 25.    Defendants' Answer To Supplemental
               And Amended Complaint for
               Declaratory And Injunctive Relief
               Filed by High River Limited
               Partnership, Riverdale Investors
               Corp., Inc. Carl C. Icahn and
               Unicorn Associates Corporation.